UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 June, 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Standard Form TR-1: Notifications of Major Interests in Shares

1.  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
     CRH plc

2.  Reason for the notification (please place an X inside the appropriate bracket/s):

    [ X ] An acquisition or disposal of voting rights

    [     ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

    [     ] An event changing the breakdown of voting rights
[ ] Other (please specify)

3.  Full name of person(s) subject to notification obligation:
     Legal & General Group Plc

4. Full name of shareholder(s) (if different from 3):
    -

5.  Date of transaction (and date on which the threshold is crossed or reached):
     4th January 2012

6.  Date on which issuer notified:
     15th June 2012

7.  Threshold(s) that is/are crossed or reached:
     Above 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	Below 3%	Below 3%

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	22,496,003	22,496,003		3.11%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
22,496,003	22,496,003	3.11%

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
     Legal & General Group Plc (Direct and Indirect) (Group)
     Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
     Legal & General Investment Management Limited (Indirect) (LGIM)
     Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
     Legal & General Assurance (Pensions Management) Limited (PMC)
     Legal & General Insurance Holdings Limited (Direct) (LGIH)
     Legal & General Assurance Society Limited (LGAS & LGPL)
     Legal & General Pensions Limited (Direct) (LGPL)

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date]:
        N/A

11. Additional information:
      3% threshold was crossed on 4th January 2012 but due to a reporting error was not disclosed to CRH plc until 15th June 2012.

12. Contact name:
      Neil Colgan
      Company Secretary

13. Contact telephone number:
      +353 1 634 4340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 15 June 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director